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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549
                                 ____________________

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                STORMEDIA INCORPORATED
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                                   (Name of Issuer)

                                 CLASS A COMMON STOCK
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                            (Title of Class of Securities)

                                      862221108
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                                    (CUSIP Number)

                    Robert E. Patterson, Esq., Graham & James LLP
              600 Hansen Way, Palo Alto, CA  94304-1043; (650) 856-6500
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   (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                   December 15, 1997
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               (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 862221108


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    (1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons:
              Kubota Corporation

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    (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

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    (3)  SEC Use Only

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    (4)  Source of Funds (See Instructions)
              OO

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    (5)  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)

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    (6)  Citizenship or Place of Organization
              Japan

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    Shares              (7)  Sole Voting Power   2,000,000
    Beneficially                               --------------------------------
    Owned by Each       (8)  Shared Voting Power  0
    Reporting                                    ------------------------------
    Person With         (9)  Sole Dispositive Power   2,000,000
                                                    ---------------------------
                       (10)  Shared Dispositive Power 0
                                                      -------------------------

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    (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

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    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)

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    (13) Percent of Class Represented by Amount in Row 11  14.3%*

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    (14) Type of Reporting Person (See Instructions)  CO

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*  In calculating this percentage, 4,362,001 shares of outstanding StorMedia
Class B Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis) were not included as outstanding. Kubota will hold 10.9% of the outstanding Class A and Class B Common Stock of StorMedia together.

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Item 1.  Security and Issuer:

    This Statement relates to the Class A Common Stock of StorMedia Incorporated, a Delaware corporation ("StorMedia"), $0.013 par value (the "StorMedia Common Stock"), traded on the Nasdaq National Market System. StorMedia's principal executive offices are located at StorMedia Incorporated, 385 Reed Street, Santa Clara, California 95050. StorMedia's telephone number is (408) 988-8417.

Item 2.  Identity and Background:

         (a-c) This Statement is filed by Kubota Corporation, a Japanese corporation ("Kubota"). The principal business address of Kubota is 2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, 556 Japan. Kubota is a diversified manufacturer of farm equipment, ductile iron pipe and cement roofing materials, industrial castings, industrial machinery, environmental-control facilities, electronics and other products. For the year ended March 31, 1997 Kubota had net sales on a consolidated basis of US$9.2 billion.

    The attached Exhibit 1 identifies each director and executive officer of Kubota. The principal business of the persons listed in Exhibit 1 is conducted within Kubota and the business address of each is Kubota's business address set forth above.

         (d) Neither Kubota nor, to the best of knowledge of any director or executive officer of Kubota, has any individual named in Exhibit 1, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

         (e) Neither Kubota nor, to the best of knowledge of any director or executive officer of Kubota, was any individual named in Exhibit 1, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Each of Kubota's directors and executive officers set forth in
    Exhibit 1 is a citizen of Japan.

Item 3.  Source and Amount of Funds and Other Consideration.

         At the closing of the Patent Purchase Agreement dated as of December 15, 1997 ("Patent Agreement"), Kubota will, in summary, in exchange for 2,000,000 shares of StorMedia Common Stock (the "Shares"), license to a subsidiary of StorMedia, StorMedia International Ltd., a Cayman Islands corporation ("SMIL"), and quit claim to StorMedia, certain patents, patent applications and other intellectual property developed by Kubota for the design, development, manufacture, sale, marketing and distribution of thin film media and substrates (the "Intellectual Property"). StorMedia will grant to Kubota a fully paid,

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     royalty free, perpetual, worldwide, nonexclusive license to use the
     Intellectual Property in the area of sputtering targets and other areas, but excluding thin film media and substrates.

Item 4.  Purpose of Transaction.

    Kubota, StorMedia and certain affiliates of each entered three related agreements effective December 15, 1997, by which StorMedia will acquire Akashic Memories Corporation, a California corporation ("Akashic") and an indirect subsidiary of Kubota, and the Intellectual Property in exchange for the Shares and other consideration. StorMedia is an independent supplier of thin film disks used in portable and desktop computers, network servers and workstations. Akashic is an independent supplier of substrates and thin film media for hard drive components of computers.

    Pursuant to the Patent Agreement between Kubota, StorMedia and SMIL, StorMedia will sell the Shares to Kubota in exchange for the Intellectual Property identified in Item 3 above.

    The other two related agreements are the following: the Agreement and Plan of Reorganization by and among StorMedia, StorMedia Acquisition Corporation, a wholly-owned subsidiary of StorMedia ("Sub"), Akashic International Inc., a California corporation indirectly wholly owned by Kubota, and Akashic (the "Reorganization Agreement"); and the Kubota Guaranty and Indemnification by and between Kubota and StorMedia (the "Indemnification Agreement").

    The Reorganization Agreement provides at its closing for AII to receive US$10 million cash in exchange for its sale of all of the stock of Akashic, AII's cancellation of long term debt of Akashic, and other consideration. Sub will merge with and into Akashic. The Indemnification Agreement provides that Kubota will guaranty to StorMedia the obligations of AII under the Reorganization Agreement, Kubota will indemnify StorMedia with respect to any claims by minority shareholders of Akashic, and Kubota will extinguish or will cause the extinguishment of the long term debt of Akashic in the course of the closing of the Reorganization Agreement. The Patent Agreement, Reorganization Agreement and Indemnification Agreement will close simultaneously upon the satisfaction of their respective conditions to closing, which include termination or expiration of the waiting period for the merger of Akashic and StorMedia's Sub by the Federal Trade Commission and Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    The above summary of the terms of the Patent Agreement, Reorganization Agreement and Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to said agreements, copies of which (without the appendices thereto) are attached hereto as exhibits.

    Kubota presently intends to hold the Shares as a passive investor. Except as discussed above in this Item 4, the undersigned has no plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of StorMedia or the disposition of securities of StorMedia;
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         (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving StorMedia or any of its subsidiaries, if any;

         (c) A sale or transfer of a material amount of assets of StorMedia or any of its subsidiaries;

         (d) Any change in the present board of directors or management of StorMedia, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of StorMedia;

         (f) Any other material change in StorMedia's business or corporate structure;

         (g) Changes in StorMedia's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of StorMedia by any person;

         (h) Causing a class of securities of StorMedia to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of StorMedia becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Upon the closing of the Patent Agreement, Kubota will be the record holder of the Shares, which will represent 14.3% of the outstanding shares of StorMedia Class A Common Stock. In calculating this percentage, 4,362,001 shares of outstanding StorMedia Class B Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis) were not included as outstanding. Kubota will hold 10.9% of the outstanding Class A and Class B Common Stock of StorMedia together.

         (b) Kubota will have the sole power to dispose of all of the Shares and the sole power to vote the Shares.

         (c) During the past 60 days, Kubota entered into another agreement by which it would have acquired the Shares. StorMedia, Kubota and Kubota's subsidiaries, AII and Akashic, entered a Stock and Patent Purchase Agreement on November 28, 1997 ("SPPA") pursuant to which Kubota would have acquired the Shares and US$10 million in exchange for the all of the outstanding stock of Akashic and the Intellectual Property, upon the satisfaction of the conditions to closing of the SPPA. The parties terminated the SPPA December 15, 1997 at the same time the Patent Agreement, Reorganization Agreement and Indemnity
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    Agreement were entered and Kubota did not acquire any StorMedia Common
    Stock pursuant to the SPPA. Neither Kubota nor the persons listed on
    Exhibit 1 has effected any other transaction in the last 60 days with respect to acquiring StorMedia Common Stock, other than the SPPA and the Patent Agreement.

         (d) Kubota will have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the Shares.

         (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    See Item 4 above.

Item 7.  Material to be Filed as Exhibits.

    Exhibit 1. Directors and Executive Officers of Kubota

    Exhibit 2. Agreement and Plan of Reorganization, dated December 15, 1997

    Exhibit 3. Patent Purchase Agreement, dated December 15, 1997

    Exhibit 4. Kubota Guaranty and Indemnification, dated December 15, 1997

    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 16, 1997

By: /s/
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               Kunio Suwa
Signing as a Manager of Kubota
Corporation